EXHIBIT 8



[Bayer Letterhead]

Corporate Investor Relations

A Modified Release Formulation for Uncomplicated Urinary Tract Infections

Bayer Corporation Submits New Drug Application for Once-Daily Formulation of Ciprofloxacin HCl and Ciprofloxacin

WEST HAVEN, CT - Bayer Corporation, Pharmaceutical Division today announced it has submitted a New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) to market Cipro(R) (ciprofloxacin hydrochloride and ciprofloxacin) in a once-daily modified release tablet formulation. This proposed new formulation of ciprofloxacin has been submitted for consideration by the FDA for the treatment of uncomplicated urinary tract infections (UTIs). The current tablet form of ciprofloxacin is approved for 250-mg dosing every 12 hours for three days for women with uncomplicated UTIs. The new ciprofloxacin hydrochloride and ciprofloxacin formulation has been submitted for once-daily dosing for three days.

"Bayer developed a once-daily formulation of ciprofloxacin for uncomplicated UTIs to offer a more convenient dosing alternative for patients and physicians," said Karen A. Dawes, Senior Vice President, Business Group Head, Pharma USA, Bayer Corporation. "This NDA submission represents Bayer's commitment to developing and bringing to market innovative therapies," she added.

In the United States alone, uncomplicated UTIs account for millions of physician visits each year. Women are most likely to experience uncomplicated UTIs [i].

Uncomplicated UTIs usually affect normally healthy women [ii] with the sudden onset of painful symptoms and more than 20 percent of women will experience multiple uncomplicated UTIs in their lifetime[iii]. Uncomplicated UTIs are most often caused by bacteria and are frequently treated with antibiotics [iv], such as a fluoroquinolone like Cipro (ciprofloxacin hydrochloride) Tablets.

Symptoms of uncomplicated UTIs range from none at all to painful, burning urination, pelvic pain and the frequent urge to urinate. A physician can make a diagnosis of an uncomplicated UTI with a simple urine test for bacteria and pus. Left

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untreated, uncomplicated UTIs may lead to a more serious infection[v]. Cipro
(ciprofloxacin hydrochloride) Tablets Indications, Usage and Important Safety Considerations Cipro (R) (ciprofloxacin hydrochloride) Tablets are indicated for acute uncomplicated cystitis in females caused by Escherichia coli or Staphylococcus saprophyticus.

Serious and fatal reactions have been reported in patients receiving concur-rent administration of ciprofloxacin and theophylline. Monitor theophylline levels if concurrent administration cannot be avoided.

The safety and effectiveness of ciprofloxacin in children, adolescents less than 18 years of age, pregnant women and lactating women have not been established.

Ciprofloxacin is contraindicated in persons with a history of hypersensitivity to ciprofloxacin or any member of the quinolone class of antimicrobial agents.

Ciprofloxacin should be discontinued at the first sign of an allergic reaction.

Most frequently reported adverse events (>1%) without regard to drug relationship were:

Cipro Tablets and Oral Suspension: nausea, diarrhea, vomiting, abdominal pain/discomfort, headache, rash, restlessness.

Antacids containing magnesium, aluminum or calcium, or other products containing metal cations should be taken 2 hours after or 6 hours before oral administration of Cipro.

To view full prescribing information on Cipro (ciprofloxacin hydrochloride) Tablets, please go to http://www.univgraph.com/bayer/INSERTS/CIPROTAB.pdf.

Bayer Corporation

Best known for its flagship product, Bayer Aspirin, Bayer Corporation produces a broad range of health care, life sciences and chemical products that help diagnose and treat diseases, purify water, preserve local landmarks, protect crops, advance automobile safety and durability and improve people's lives.

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Headquartered in Pittsburgh, Bayer Corporation had sales of $10.1 billion in
2000 and is one of Fortune magazine's Most Admired Companies. The company employs approximately 23,200 people. It is a member of the worldwide Bayer Group, a $29 billion international health care and chemicals group based in Leverkusen, Germany. The Bayer Group (BAYG.DE) stock is a component of the DAX, and is listed on multiple foreign exchanges, including the New York Stock Exchange (BAY).

Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

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[i] American Foundation for Urologic Disease Web site - "Urinary Tract
Infections," 2002.

[ii] Bayer Corporation, www.CiproUSA.com, 2002.

[iii] National Institutes of Health Web site. "Urinary Tract Infections in Adults," 2002. "What are the causes of a UTI?"

[iv] American Foundation for Urologic Disease Web site - "Urinary Tract Infections," 2002.

[v] National Institutes of Health Web site. "Urinary Tract Infections in Adults," 2002. "Complicated Infections."